SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2003

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __     No  X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: May 5, 2003	By:/s/ Nancy C. Gardner

17 April 2003.    Niall FitzGerald

1. Name of company

Reuters Group PLC

2. Name of director

Niall FitzGerald

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Niall FitzGerald

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable.

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

17,500

8. Percentage of issued class

Less than 1%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable.

11. Class of security

Ordinary 25p shares

12. Price per share

14,905 at 117.41 pence per share and 2,595 at 117.46 pence per share

13. Date of transaction

17 April 2003

14. Date company informed

17 April 2003

15. Total holding following this notification

30,000 ordinary shares

16. Total percentage holding of issued class following this notification

Less than 1%.

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

Not applicable

18. Period during which or date on which exercisable

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved: class, number

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Not applicable

22. Total number of shares or debentures over which options held following this notification

Not applicable

23. Any additional information

No

24. Name of contact and telephone number for queries

Elizabeth Maclean 020 7542 6706

25. Name and signature of authorised company official responsible for making this notification

Elizabeth Maclean

Date of Notification

17 April 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

17 April 2003.    Results of Reuters AGM Resolutions

London – At Reuters Annual General Meeting, held today, shareholders passed all resolutions. Resolution Two — Approval of Remuneration Report 2002 — went to a poll. 642,037,530 votes were cast in favour of the resolution and 194,785,179 against, resulting in a majority of 77 percent in favour. Copies of the results of the votes are available on www.about.reuters.com.

ENDS

Contacts

Press – UK
Simon Walker/Yvonne Diaz
Tel: +44 (0) 20 7542 7800/2615
simon.walker@reuters.com/yvonne.diaz@reuters.com

Investors – UK
Miriam McKay
Tel: +44 (0) 20 7542 7057
miriam.mckay@reuters.com

Investors and press – USA
Nancy Bobrowitz
Tel: +1 646 223 5220
nancy.bobrowitz@reuters.com

Note to Editors

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2002, the Reuters Group had revenues of £3.6 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

22 April 2003.    Reuters Unveils Multex 360

Next Generation Research and Analysis Solution for Portfolio Managers and Analysts

New York — Reuters, the global information company, today unveiled Multex 360, an advanced research and analysis solution for portfolio managers and analysts.

Multex 360 allows users to ‘Work Smarter’ by providing them with high quality content that is recognized for its breadth, timeliness and accuracy. New tools allow portfolio managers and analysts to find, filter and personalize relevant information quickly. Built on a .NET platform, Multex 360 positions clients to scale to a fully tailored, custom solution as their needs evolve. In addition, by integrating proven internal research creation and management tools, Multex 360 helps address the challenges of creating and sharing internal research opinion.

For the first time, users can personalize views based on their topical interests, companies under coverage or holdings. New navigation shortcuts and deep filtering tools save portfolio managers and analysts valuable time by providing quick access to broad or specific sets of information. Transparent and complete analysis is enhanced through seamless access to historical, real-time and forecast information.

Isaak Karaev, President, Reuters Investment Banking and Brokerage, said: “Multex 360 showcases our proven expertise in designing custom research solutions for the world’s leading global asset management firms including Credit Suisse Asset Management, Merrill Lynch Investment Management and Scottish Widows Investment Partnership. Multex 360 directly addresses the challenges of managing and analyzing an overwhelming amount of investment information. This solution underscores Reuters commitment to bringing to market client-oriented products and validates the success we have achieved in bringing leading, innovative solutions to portfolio managers and analysts. We are enthusiastic about realizing the potential of the combined Multex and Reuters assets including Multex 360 and the soon to be released Reuters Knowledge.”

Multex 360 is the latest in a number of efforts targeted at meeting the needs of portfolio managers and analysts. In the last four months the company introduced global fundamentals, incorporated its estimates on FactSet Research Systems Inc., and created investment management solutions for Mitsubishi Trust International Ltd, Morley Fund Management and MeesPierson.

Contacts

Press — US
Tel: +1 646 576 5584
Samantha Topping
samantha.topping@reuters.com

Note to editors

Multex 360 core investment information includes:

•	Internal Research — Allows portfolio managers and analysts to create, publish, manage and access internal, proprietary research opinion.

•	Fundamental Data- Comprehensive historical information on more than 26,000 companies in North America, Europe, Asia, Latin America and Africa including company-specific and standardized financials, business and geographic segments in addition to ratios and statistics.

•	Estimates — A broad range of estimates including Revenue, EPS, EBITDA, Cash Flow Per Share, Dividend Per Share, Long-Term Growth Rates and Price Targets from over 600 brokerage firms on more than 15,000 companies in over 60 countries.

•	Independent and Broker Research — Covering over 16,000 global, public companies from over 850 sources covering a wide-range of industry, sectors and topics including equities, fixed income, countries, economies and investment types.

•	News — Reuters is the world’s largest international multimedia news agency supported by 2,400 editorial staff, journalists, photographers and camera operators operating in 197 bureaux, servicing 130 countries.

•	Events — from CCBN, the global leader in enabling direct communications between companies and the investment community over the Internet.

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2002, the Reuters Group had revenues of £3.6 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.